TULLETT PREBON FINANCIAL SERVICES LLC

(SEC I.D. No. 8-43487)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Regulation 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a public Document.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
Tullett Prebon Financial Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tullett Prebon Financial Services LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2003.

TULLETT PREBON FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

Assets

Cash	$	31,242,300
Cash segregated under federal regulations		3,021,000
Deposits with clearing organizations (cash of $3,018,500, and U.S. Treasury bills with a fair value of $11,406,400)		14,424,900
Receivables from brokers or dealers and clearing organizations (net of allowance of $68,900)		31,892,200
Accounts receivable (net of allowance of $459,800)		12,928,300
Goodwill		10,361,100
Trading memberships		1,225,800
Other assets		401,800
Due from affiliates		2,337,100
Prepaid expenses		4,820,300
Income tax receivable		2,600
TOTAL ASSETS	$	112,657,400

Liabilities and Member's Interest

Liabilities

Payables to brokers or dealers and clearing organizations	$	23,389,500
Accrued personnel costs		20,016,400
Due to affiliates		2,801,700
Accounts payable and accrued liabilities		2,540,400
Payables to customers		1,484,600
Total liabilities		50,232,600

Member's Interest

Total member's interest		62,424,800
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	112,657,400

See notes to statement of financial condition

TULLETT PREBON FINANCIAL SERVICES LLC

1. ORGANIZATION

Tullett Prebon Financial Services LLC (the "Company") has one member, Tullett Prebon Americas Corp. ("TPAC"). TPAC is a 75% owned subsidiary of Tullett Prebon (No. 1) ("TP No 1") and a 25% owned subsidiary of Tullett Prebon (Americas) Holdings Inc. ("TPAHI"). TP No 1 is a 100% owned subsidiary of TPAHI, which is a 100% wholly-owned indirect subsidiary of TP ICAP plc ("TPICAP"), the ultimate parent company and a United Kingdom public company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA").

The Company acts as an intermediary in the wholesale financial markets. It is engaged primarily as a broker of U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds and other financial instruments. The Company provides brokerage services in the form of either principal or agency transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant estimates include goodwill, realizability of deferred tax assets and related valuation allowance and allowance for receivables. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Securities Transactions—Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in Receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net. Securities transactions represent Delivery versus Payment and Receipt versus Payment ("DVP/RVP") trades. Some transactions are self-cleared and others are cleared on a fully disclosed basis with clearing brokers. As such, the Company, in its normal course of operations, does not hold inventory, customer funds (other than described in Note 12) or securities.

Revenue Recognition—The Company provides brokerage services to clients in the form of either principal or agency transactions. The Company earns revenue from principal transactions by engaging in matched principal transactions. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. Principal transactions revenue is derived from the spread on the buy and sell transactions. Principal transactions revenues and related expenses are recognized on a trade date basis. In addition, the Company also earns commission revenue by acting as an agent on behalf of buyers and sellers. In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenue and related expenses are recognized on a trade date basis.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

The Company has evaluated ASC 606 Revenue Recognition on Contracts with Customers ("the new revenue recognition standard"), and has determined that the accounting for revenues earned from its broking business will not be materially impacted by the adoption of this new standard. Additionally, the adoption of the new revenue recognition standard beginning on January 1, 2018, will not have a material impact on the Company's statement of financial condition.

Other Revenues—The Company earns various revenue at times for maker taker fees, finder fees, rebates and other.

Support Services Revenue - Affiliates—The Company charges the costs of certain operational and administrative services to other affiliates which are recognized when services are provided.

Interest Recognition—The Company recognizes interest income on an accrual basis.

Income Taxes—The Company is included in the consolidated U.S. federal and combined state and local income tax returns of TPAHI as a division of TPAC. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income and paying the applicable tax to TPAC which ultimately pays to TPAHI. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to be made to (or received from) TPAC for tax expense are treated as capital contributions or distributions. Accordingly, the amount by which the Company's tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of TPAC is settled as a capital contribution from TPAC to the Company and conversely the amount by which the Company's tax benefit under the separate return method exceeds the amount of tax benefit ultimately settled with TPAC will be settled as a capital distribution. The Company will be ultimately compensated by TPAC for losses utilized by TPAC in the tax year in which the Company utilizes its separate company net operating losses. This will occur by the Company not having to make tax payments to TPAC to the extent of the Company's losses TPAC utilized in its separate return computation.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for any component of net deferred tax assets which does not meet the "more likely than not" criterion for realization and the need for a valuation allowance is assessed on the basis of the Company's projected separate return results. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the statement of financial condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax provision during the period that includes the enactment date.

The net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Uncertain tax positions are recorded in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Cash Segregated Under Federal Regulations—The Company is required by SEC regulations to segregate cash to satisfy rules regarding the protection of customer assets.

Deposits with Clearing Organizations—The Company maintains cash and security deposits at various clearing organizations to satisfy initial margin requirements in accordance with its clearing agreements.

Receivables from and Payables to Brokers or Dealers and Clearing Organizations—Receivables from brokers or dealers and clearing organizations include brokerage commissions, net receivables and payables arising from trades pending settlement, fails to deliver, receivables from clearing organizations and other receivables. Payables to brokers or dealers and clearing organizations primarily include fails to receive, payables to clearing organizations and other payables.

An allowance for doubtful accounts is established for receivables from brokers or dealers and clearing organizations that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts.

Accounts Receivable—Accounts receivable are the result of brokerage commissions from customers. An allowance for doubtful accounts is established for receivables that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts. Accounts receivables also include fails to deliver and money differences, if any.

Prepaid Expenses—Expense items of a nature which benefit future periods are recorded as prepaid expenses and are amortized over actual periods benefited.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

Goodwill—Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgment and information available to it at the time to perform this review.

Trading memberships—The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost.

Payables to Customers—Payables to customers include abandoned property, customer balances, fails to receive and money differences, if any.

Fair Value—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

Management estimates that the carrying value of financial assets and liabilities recognized in the statement of financial condition approximates their fair value. Financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

3.   **CASH**

The Company has concentrations in excess of 10% of its total cash at three U.S. financial institutions of $20,744,700, $5,494,000 and $5,003,600. The Company had no cash equivalents as of December 31, 2017.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

4. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $3,021,000 has been segregated in two special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

5. FAIR VALUE MEASUREMENTS

The Company's financial instruments measured at fair value consist of U.S. Treasury bills and are classified within Level 1 of the fair value hierarchy. U.S. Treasury bills are included in Deposits with clearing organizations on the statement of financial condition. The fair value measurement of U.S. Treasury bills is based on quoted market prices in active markets. For the year ended December 31, 2017, there were no reclassifications between levels.

The table below presents the fair value of the Company's financial instruments which are carried at fair value:

Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations (U.S. Treasury bills)	$ 11,406,400	-	-	$ 11,406,400
	$ 11,406,400	-	-	$ 11,406,400

6. FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

The Company estimates that the fair value of its remaining financial instruments recognized on the statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities:

Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations (cash)	$ -	$ 3,018,500	-	$ 3,018,500
Receivables from brokers or dealers and clearing organizations		31,892,200	-	31,892,200
Accounts receivable		12,928,300	-	12,928,300
Trading memberships		1,225,800	-	1,225,800
	$ -	$ 49,064,800	$ -	$ 49,064,800
Liabilities:				
Payables to brokers or dealers and clearing organizations	$ -	$ 23,389,500	-	$ 23,389,500
Payables to customers		1,484,600	-	1,484,600
	$	$ 24,874,100	$	$ 24,874,100

7. RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers or dealers and clearing organizations are comprised of the following:

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

	Receivable	Payable
Commissions (net of allowance of $68,900)	$ 6,322,700	$ -
Fails to deliver	22,846,900	-
Fails to receive	-	21,971,000
Clearing organizations	2,298,400	547,600
Trades pending settlement, net	270,500	-
Other	153,700	870,900
	$ 31,892,200	$ 23,389,500

8. ACCOUNTS RECEIVABLE

Accounts receivable is comprised of the following:

	Receivable
Brokerage commissions (net of allowance of $459,800)	$ 12,375,300
Fails to deliver-customer	553,000
	$ 12,928,300

9. GOODWILL

The Company performed its annual impairment test as of December 31, 2017. The Company assessed the impact of the current economic environment on the value of goodwill for its reporting unit and determined that no impairment existed as of December 31, 2017.

The carrying amount of goodwill is as follows:

Balance as of January 1, 2017	$ 10,361,100
Balance as of December 31, 2017	$ 10,361,100

10. RELATED PARTY TRANSACTIONS

Amounts due from and due to affiliates principally represent intercompany advances, commission revenues earned and execution fees incurred on behalf of each other and are comprised as follows:

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

	Due from affiliates	Due to affiliates
TPAHI	$ -	$ 2,620,500
Tullett Prebon (Securities) Ltd	324,900	-
TPAC	1,993,800	-
tpSEF Inc.	-	30,300
Tullett Prebon Information Inc.	5,900	-
COEX Partners Inc	-	150,000
Tullett Prebon Canada Ltd	-	900
Tullett Prebon (Hong Kong) Ltd	11,500	-
PVM Futures Inc.	1,000	-
	$ 2,337,100	$ 2,801,700

Due from affiliates represent receivables in the normal course of business which are non-interest bearing and payable on demand. Due to affiliates represent payables in the normal course of business, which are non-interest bearing and payable on demand.

11. PAYABLES TO CUSTOMERS

Amounts payable to customers are comprised of the following:

	Payable
Fails to receive	$ 1,355,200
Abandoned property	129,400
	$ 1,484,600

12. INCOME TAXES

The Company had U.S. federal and state net deferred tax asset of $1,349,100 as of December 31, 2017. A full valuation allowance has been recorded against the net deferred tax asset as it is more likely than not that this asset will not be realized. Subjective negative evidence of future net positive earnings based upon ongoing integration and cost savings programs in connection with its merger with ICAP on December 30, 2016 are factors that management has evaluated in providing a full valuation allowance against its net deferred tax assets.

Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities and are primarily attributable to a net operating loss.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

Net deferred tax assets at December 31, 2017 are comprised of the following:

Deferred tax assets:		
Net Operating Losses	$	2,465,200
Bad Debt		141,200
Total deferred tax assets		2,606,400
Deferred tax liabilities		
Incentive contract payments		(1,246,800)
Other Provisions/Retirement		(10,500)
Total deferred tax liabilities		(1,257,300)
Net deferred tax assets		1,349,100
Valuation allowance		(1,349,100)
	$	-

At December 31, 2017, the Company had New York State and City net operating loss carryforwards of approximately $35.2 million, which could expire if not utilized in the years 2030 through 2037, and New Jersey net operating loss carryforwards of $35.2 million, which could expire if not utilized in the year 2035.

The difference between the statutory federal tax rate and the effective tax rate is primarily due to a change of valuation allowance, state and local taxes net of federal benefit, and the tax effect of nondeductible meals and entertainment expenses and revaluation of deferred tax assets/deferred tax liabilities.

The Company follows accounting guidance under ASC 740 which clarifies the accounting for uncertainty in income taxes recognized in the accompanying statement of financial condition. As of December 31, 2017, the Company has not accrued any unrecognized tax benefits in the Company's statement of financial condition. Through its inclusion in the consolidated federal return filed by its ultimate U.S. parent, the significant jurisdictions which remain open are U.S. Federal and New Jersey for tax years 2014 and after and New York for tax years 2013 and after.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code that will affect our year ending December 31, 2017. Specific law changes potentially impacting our Company include, but are not limited to, (1) reducing the US federal corporate tax rate, (2) requiring a one-time transition tax on certain un-repatriated earnings of foreign subsidiaries that is payable over eight years, and (3) bonus depreciation that will allow for full expensing of qualified property.

The Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Consequently, we have recorded an increase related to net deferred tax assets of $542,600, with a corresponding net adjustment to a deferred income tax expense (or benefit) of $542,600 for the year ended December 31, 2017. The Company has booked

TULLETT PREBON FINANCIAL SERVICES LLC

an offsetting valuation allowance as it is not more likely than not that its net Deferred Tax Assets will be realized.

However, we have not recorded adjustments for the impact of other applicable elements of the Tax Act as we deem them to be immaterial or are unable to make reasonable estimates at this time. As such, we have continued accounting for them in accordance with ASC 740 on the basis of the tax laws in effect before the Tax Act.

13. REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC and a member of the NFA, the Company is subject to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and Rule 1.17 of the CFTC, which specifies uniform minimum net capital requirements. At December 31, 2017, the Company had net capital of $ 19,819,000 which was $ 19,569,000 in excess of the minimum SEC and NFA net capital requirement of $250,000. The Company does hold customer funds and operates pursuant to SEC Rule 15c3-3 (the Customer Protection Rule). Customer funds represent RVP/DVP fails, money differences, accounts receivable credits and abandoned property. The Company does not custody customer collateral.

14. EMPLOYEE BENEFIT PLANS

The Company participates in a Retirement and Savings Plan (the "Plan") maintained by TPAHI pursuant to Section 401(k) of the Internal Revenue Code for its wholly owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

15. COMMITMENTS AND CONTINGENCIES

Litigation—In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its statement of financial condition.

Guarantees—In the normal course of business, the Company may enter into principal transactions that contain various guarantees and indemnities including transactions where it executes through a correspondent clearing broker on a fully disclosed basis. If the principal transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the underlying security is different

from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the correspondent clearing broker has the right to charge the Company for any economic loss incurred in executing all trades through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future non-performance by one or more counterparties. Accordingly, at December 31, 2017, the Company has recorded no liabilities with respect to these obligations.

Commitments— As a member of the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2017, the Company's commitment to the CCLF was $1,072,398,000 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

16. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance in U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds and other financial instruments. Substantially all transactions are executed on a matched principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or MBSD. GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may then be obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2017 was $12,427,489,100 and $12,427,759,600 respectively. Settlement of the Company's open securities transactions did not have a material effect on the Company's statement of financial condition.

17. MEMBER'S INTEREST

With the exception of compliance with regulatory rules, there are no restrictions on the Company's ability to make distributions to the member.

During the year the Company made a capital distribution of $500,000 to TPAC.

TULLETT PREBON FINANCIAL SERVICES LLC

18. COST IMPROVEMENT AND INTEGRATION CHARGES

The Company incurred cost improvement charges and integration costs which generally consist of contract renegotiations, employee severance and termination costs. These charges were incurred due to the integration of the Tullett Prebon plc and the ICAP global broking businesses.

Cost Improvement charges and integration costs have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," and/or ASC 420-10, "Exit or Disposal Cost Obligations" as appropriate.

The Company records severance and one- time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Company establishes a liability for costs associated with severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Company accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the cost improvement and integration activities are assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the cost improvement and integration plans, the Company makes estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Company. The Company will continue to review the status of the cost improvement obligations and integration costs and, if appropriate, record changes to these obligations in current operations based on the Company's most current estimates.

At December 31, 2017, the Company has recorded a liability of $5,193,300 for its obligations related to the cost improvement plan and is included in Accrued personnel costs on the statement of financial condition.

19. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the statement of financial condition were available to be issued, which was March 1, 2018. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in the statement of financial condition other than disclosed herein.

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